CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

June 14, 2006                                                                                                                                                                                                                                            Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. is pleased to announce the results from holes CR06-7 and CR06-9 which are part of the current drill program at the Company’s Robertson Property on the Battle Mountain - Cortez - Eureka gold trend Nevada, U.S.A.

Both holes are along the east side of the 39A Zone. Results were as follows:

Hole No.	Depth From(ft)	To(ft)	Width(ft)*	Assay(oz/ton)
CR06-7	765	875	110	0.043 (0.01 Cut off)
includes	815	875	60	0.067 (0.015 Cut off)

CR06-9	690	820	130	0.050 (0.015 Cut off)
includes	690	700	10	0.277

Both holes were vertical. The 39A Zone is flat lying - thus intersections are true thickness. Assays were done by ALS Chemex, a certified assay laboratory. The drilling contractor is Lang Exploratory Drilling of Elko, NV, a Division of Boart-Longyear.

Drilling is continuing.

Prepared by Chris J. Sampson, P. Eng., Director and V.P. Exploration, Qualified Person under National Instrument 43 101.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Chris Sampson”
Chris Sampson,
VP Exploration